UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Press Release dated November 3, 2015 titled “Nortel Inversora S.A. Announces Consolidated Nine Month Period And Third Quarter Results For Fiscal Year 2015”

Item 1

Nortel Inversora S.A. Announces Consolidated Nine Month Period And Third Quarter Results For Fiscal Year 2015

BUENOS AIRES, Argentina, Nov. 3, 2015 /PRNewswire/ — Nortel Inversora S.A. (“Nortel\” or the “Company”) (NYSE: NTL) whose sole material activity is holding 54.74% of the capital stock of Telecom Argentina S.A. (“Telecom”) informs that Telecom has repurchased 15,221,373 of its own stock as of September 30, 2015. As a result, the political and economic rights of Nortel have increased to 55.60 % of Telecom’s outstanding stock as of such date.

Nortel announces consolidated income of Ps.$ 2,775 million for the nine-month period ending September 30 of fiscal year 2015, of which Ps.$ 1,530 million correspond to Nortel as controlling shareholder.

Relevant matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Meeting held on April 29, 2015

The Ordinary and Extraordinary General Meeting held on April 29, 2015 resolved, among other items:

1.	to approve the Annual Report and Financial Statements as of December 31, 2014;

2.	to allocate the non-appropriated profit amount as of December 31, 2014, of Ps. $ 2,039 million, to the already existing “Voluntary Reserve for the Future Distribution of Dividends”, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.

3.	the appointment of the members of the Supervisory Committee for fiscal year 2015.

Resolution issued by AFTIC on the request for authorization by Fintech Group to acquire the controlling stake in Sofora Telecomunicaciones S.A.

On October 25, 2014 the Company informed the CNV (Comisión Nacional de Valores) that Telecom Italia SpA (“Telecom Italia”), an indirect parent company of Telecom and Nortel, had accepted an offer from Fintech Group (“Fintech”) to amend and restate the original agreement signed on November 13, 2013, regarding the acquisition of the entire interest in Telecom, that Telecom Italia and its subsidiary Telecom Italia International NV had at that time through Sofora Telecomunicaciones SA (“Sofora”) and Nortel.

The Company also informed that the sale of the 51% controlling interest in Sofora was conditional upon obtaining regulatory approval by the Argentine Secretary of Communications and would not occur until after such approval is obtained. In the interim, a 17% minority interest in Sofora was sold to Fintech, as informed to CNV through a relevant fact filed on October 29, 2014.

On October 15, 2015, it was published on the website of AFTIC a statement in which the Directors Board of AFTIC resolved to refuse authorization for the transfer to Fintech of the controlling interest that Telecom Italia owns in Sofora. This statement was published on the Official Bulletin of October 16, 2015 under AFTIC Resolution No. 491/2015.

(Financial Tables below)

Nine Month Period of Fiscal Year ending December 31, 2015

(in millions of Argentine Pesos)

Consolidated Income Statement	September 2015	September 2014

Revenues and other income	28,605	24,233
Operating costs	(24,166)	(20,394)

Operating income	4,439	3,829
Financial results, net	(167)	242

Net income before income tax expenses	4,272	4,071
Income tax expense	(1,497)	(1,393)

Net income	2,775	2,678

Other comprehensive income, net of tax	(86)	233
Total comprehensive income for the period	2,689	2,911

Consolidated Balance Sheet	September 2015	December 2014

Current assets	9,734	6,581
Non-current assets	24,360	19,924

Total assets	34,094	26,505
Current liabilities	14,528	9,115
Non-current liabilities	2,889	2,454
Total liabilities	17,417	11,569

Equity attributable to Nortel	9,116	8,185
Equity attributable to non-controlling shareholders	7,561	6,751

Total equity	16,677	14,936

Total liabilities and equity	34,094	26,505

Ratios

Liquidity (a)	0.67	0.72
Indebtedness (b)	1.04	0.77

(a)	Current assets to current liabilities
(b)	Total liabilities to shareholders’ equity.

CONTACT: Maria de los Angeles Blanco Salgado, Responsible in Market Relations, +54-11-4968-3631, mblancosalgado@ta.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 3, 2015	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations